Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

DEVELOPMENT SUCCESSFULLY COMPLETED, KIBALI HEADS FOR INCREASED PRODUCTION IN 2018

Kinshasa, DRC, 22 January 2018 - Eight years and $2.5 billion after Randgold Resources started developing Kibali, the giant gold mine is expected to be in full production this year following the successful commissioning of its underground operation’s integrated automated ore handling and hoisting system.

Randgold chief executive Mark Bristow told local journalists here today that the mine was on track to produce its targeted plus 700 000 ounces of gold in 2018, making it one of the largest of its kind in the world.

Its high level of mechanisation, which features multiple driverless loaders operating with full automation as well as a single haulage drive with a high-strength surface, is believed to be a first for the gold mining industry in Africa.

“The past quarter has been a particularly busy one for Kibali. In addition to completing the underground haulage and hoisting system, the team has settled the processing challenges, improving the recovery while keeping throughput above the plant’s nameplate design level. At the same time, the mine’s conversion to the latest ISO 14001:2015 environmental standard was successfully certified and it readied itself for alignment with the new, and yet to be published, ISO 45001 safety standards,” Bristow said.

“All that now still remains to be done is to ramp-up the underground production and complete the construction of Azambi, Kibali’s third new hydropower station, which is scheduled to be plugged into the grid by the middle of this year.”

Bristow noted that with development expenditure tapering off, Kibali should now be in a position to start repaying its capital loans. Unfortunately, due to the continued non-repayment of tax credits to the tune of $192 million, Kibali’s shareholders have had to inject more money into the operation during the past year to enable the mine to pay its creditors.

“Over the past eight years, while Kibali was still a work in progress, it has paid $2.25 billion to the state and people of the DRC in the form of taxes, permits, infrastructure, salaries and payments to local suppliers. Its shareholders, on the other hand, have not as yet received a return on their investment,” Bristow said.

“The surprise re-tabling of the controversial new draft mining code, which takes no account of the industry’s very serious concerns about the negative impact it will have on any prospect of further investment in this sector, is particularly disappointing. I appeal again to the government to engage with the industry in the formulation of a code that will stimulate this key component of the DRC’s economy instead of crippling it.”

Bristow stressed that Randgold remained committed to a future in the DRC, and was already hunting for new development opportunities there. In the DRC as in its other host countries, Randgold regarded itself as a partner of the government and the people, and its view on this issue should be seen not as unconsidered criticism but as a plea, from a major investor, for an outcome that will benefit all these partners equitably.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com

Graham Shuttleworth Randgold financial director +44 779 771 1338	Cyrille Mutombo Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.